                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Hankinson  Kelly
   (Last)     (First)  (Middle)

   c/o Thinkpath Inc.
   55 University Avenue, Suite 505
   (Street)

   Toronto, Ontario      Canada        M5J 2H7
   (City)  (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Thinkpath Inc. (NASDAQ SCM: THTH)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   October, 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   CFO, Treasurer and Secretary

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                       5. Amount
                                                                                          of Secu-
                                                                                          rities
                                                        4. Securities Acquired (A)        Bene-     6. Ownership
                             2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                Date        Code        -----------------------------     at End       (D) or         Indirect
                                (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security            Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                   Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
---------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                  02-07-01     J               50,000      A      NA                         D         See Explanation
                                                                                                                   of Response


                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Options to purchase                           $3.19     08-19-99     J                                        08-19-99     08-19-04
Common Stock

Options to purchase                           $3.19     03-22-00     J                                        See          03-22-05
Common Stock                                                                                                  Explanation
                                                                                                              of Response

Options to purchase                           $0.70     12-26-00     J                                        12-26-00     12-26-05
Common Stock


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Options to purchase                     Option               25,000          - - -         25,000          D
Common Stock

Options to purchase                     Option                3,500          - - -         28,500          D
Common Stock


Options to purchase                     Option              100,000          - - -        128,500          D
Common Stock


Explanation of Responses:

Table I: Ms. Hankinson was issued the 50,000 shares of common stock as a bonus pursuant to her employment agreement with Thinkpath Inc.

Table II:   The options received on March 22, 2005 become exercisable at the rate of 1,167 per year, commencing one year from the date of issuance. 1,167 are currently exercisable.




        /s/ Kelly Hankinson                          10-16-01
---------------------------------------    --------------------------
          Kelly Hankinson                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).